Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2016	2015
Income (loss) from continuing operations before taxes	$1,262	$1,078
Sub-total of fixed charges	202	214
Sub-total of adjusted income (loss)	1,464	1,292
Interest on annuities and financial products	1,910	1,873
Adjusted income (loss) base	$3,374	$3,165
Fixed Charges
Interest and debt expense	$202	$204
Interest expense (income) related to uncertain tax positions	(11)	(1)
Portion of rent expense representing interest	11	11
Sub-total of fixed charges excluding interest on
annuities and financial products	202	214
Interest on annuities and financial products	1,910	1,873
Total fixed charges	$2,112	$2,087

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.25	6.04
Ratio of adjusted income (loss) base to total fixed
charges	1.60	1.52